UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Siebert Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

826176 10 9

(CUSIP Number)

Gloria E. Gebbia
Kennedy Cabot Acquisition, LLC
Managing Member
24100 Calabasas Road
Calabasas, CA 91302
(212) 514-8369

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826176 10 9	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Kennedy Cabot Acquisition, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,987,283
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 19,987,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,987,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 22,088,972.00 total outstanding shares of Common Stock as of November 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 826176 10 9	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Gloria E. Gebbia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Gloria E. Gebbia is a US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,142,220
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,142,220

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,142,220
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.2%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 22,088,972 total outstanding shares of Common Stock as of November 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016.

CUSIP No. 826176 10 9	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Siebert Financial Corp., a New York corporation (the “Issuer”), whose principal executive officers are located at 885 Third Avenue, New York, NY 10022.

Item 2.  Identity and Background.

(a)	This Schedule 13D is filed by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company (“KCA”) and Gloria E. Gebbia, the sole member of KCA. KCA and Gloria E. Gebbia are referred to herein collectively as the “Reporting Persons”.

(b)	The address of the Reporting Persons is 24100 Calabasas Road, Calabasas, CA 91302.

(c)	Present principal occupation of Gloria E. Gebbia is Managing Member of KCA. KCA is a holding company whose principal business consists of acquiring a controlling interest in the Issuer.

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	KCA is a Nevada limited liability company and Gloria E. Gebbia is a US Citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

On September 1, 2016, KCA entered into an acquisition agreement (the “Acquisition Agreement”) with the Issuer and the Estate of Muriel F. Siebert (the “Siebert Estate”), pursuant to which, among other things, KCA conducted a tender offer (the “Offer”), pursuant to which KCA acquired 677,283 shares of Common Stock from the shareholders other than the Siebert Estate for total purchase price of approximately $812,740 and acquired from the Siebert Estate 19,310,000 shares of Common Stock for a total purchase price of approximately $6,994,342. The source of the funds was the personal funds of Gloria E. Gebbia.

The Issuer filed with the SEC on September 2, 2016 a Current Report on Form 8-K (the “Transaction 8-K”) reporting and describing the transactions giving rise to the requirement to file this Schedule 13D with the SEC (the “Transaction”), which is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire a majority of the issued and outstanding common stock of the Issuer.

CUSIP No. 826176 10 9	13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	KCA beneficially owns an aggregate of 19,987,283 shares of Common Stock of the Issuer, representing 90.5% of the outstanding Common Stock of the Issuer (based on 22,088,972 total outstanding shares of Common Stock as of November 16, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 14, 2016. Gloria E. Gebbia is the sole member of KCA and, as such, can vote or direct the vote or dispose or direct the disposition of the shares of Common Stock owned by KCA. In addition, Gloria E. Gebbia may be deemed to share indirect beneficial ownership of 136,537 shares of Issuer Common Stock held by StockCross Financial Services, Inc. and 18,400 shares of Issuer Common Stock held by a family trust.
(b)	KCA and Gloria E. Gebbia have shared voting and dispositive power over 19,987,283 shares of Common Stock of the Issuer. In addition, Gloria E. Gebbia share voting and dispositive power over 136,537 shares of Issuer Common Stock held by StockCross Financial Services, Inc. and 18,400 shares of Issuer Common Stock held by a family trust.
(c)	Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the common stock or other equity security of the Issuer during the last 60 days.
(d)	Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned common stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Joint filing Agreement.

CUSIP No. 826176 10 9	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

Kennedy Cabot Acquisition, LLC

By:	/s/ Gloria E. Gebbia
Gloria E. Gebbia
Managing Member

/s/ Gloria E. Gebbia
Gloria E. Gebbia